	450 Lexington Avenue New York, NY 10017	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong
212 450 4000 FAX 212 450 3800

Nicholas Adams Kronfeld 212 450 4950 nicholas.kronfeld@dpw.com

October 8, 2008

Re:	Enersis S.A. Form 20-F for the Fiscal Year Ended December 31, 2007
(File No. 1-12440)

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D.C. 20549

Dear Mr. Owings:

Enersis S.A. (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated September 24, 2008 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F.

The Company has commenced work on a letter responding to the Staff’s comments. However, the Company believes that it will require additional time to consider and respond fully to the Staff’s comments.

Accordingly, on behalf of the Company and as discussed with the Staff, we respectfully request an extension of time to respond to the Comment Letter by October 30, 2008.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me at (212) 450-4950 with any questions you may have regarding the Company’s proposed timetable for responding to the Comment Letter.

Very truly yours,
/s/ Nicholas A. Kronfeld
Nicholas A. Kronfeld

cc:	Ignacio Antoñanzas Enersis S.A.